

July 18, 2011

Via E-mail
Mr. Robert Mills
Chief Financial Officer
Knology, Inc.
1241 O.G. Skinner Drive
West Point, GA 31833

> **Re: Knology, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 15, 2011**
> **Form 10-Q for the quarter ended March 31, 2011**
> **Filed May 10, 2011**
> **File No. 0-32647**

Dear Mr. Mills:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis, page 32

1. Refer to critical accounting policies on page 34. Please expand the discussion to explain the reason for the timing of your change in capitalization rate in the fourth quarter of 2010, including any specific triggering events for the change during that period. Please also expand the discussion to explain the nature of the overhead costs included in "indirect costs directly attributable to capitalizable activities". Please expand the disclosure in Note 2 on page F-9 accordingly.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

2. Refer to your accounting policy for derivative financial instruments on page F-13. Please expand the disclosure to explain the reason for the change in accounting classification at the time of the reset of the borrowing rate, that is, explain whether the effectiveness of the swap agreement was impacted by the reset.

3. We note that an error occurred in the valuation of a derivative due to the misinterpretation of the valuation information. Please tell us you determined that this correction of an error was not significant for restatement pursuant to ASC 250-10-45-22 to ASC 250-10-45-27. If you believe that the effect of this error is not material, please use the guidance in ASC 250-10-S99 and ASC 250-10-45-27 in your response to explain the basis for your conclusion that the amounts are not material.

Note 7 – Income Taxes, page F-24

4. We note that you used a 35% rate, as you believe that rate more accurately reflects the tax rate at which the deferred items will reverse. Please tell us your basis for using a rate other than the currently enacted tax rate in determining your tax accruals. Please use the guidance in ASC 740-10-25-47 in your response.

5. Please provide more detailed discussion of the NOL & Charitable Contribution Expiration for 2010 due to the materiality of the amount. Please also expand MD&A for income tax expense accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director